UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41669

MULTI WAYS HOldings limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Special Shareholders Meeting

The annual meeting of the stockholders of Multi Ways Holdings Limited was held on October 30, 2024, at 2:00 p.m., Singapore Time (October 30, 2024, at 2:00 a.m. Eastern Time), at the principal office of the Company located at 3E Gul Circle, Singapore 629633.

Holders of 23,942,422 ordinary shares of the Company were present in person or by proxy at the General Meeting, representing approximately 73.6% of the 32,540,000 outstanding ordinary shares as of the record date of September 10, 2024, and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the General Meeting as of the record date. All matters voted on at the General Meeting were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain	Non-Broker Votes
Proposal 1: By an ordinary resolution, to re-appoint five directors to serve on the Board until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by an ordinary resolution of the shareholders or by a resolution of the remaining directors:
Lim Eng Hock	22,519,470	73,077	10,310	1,339,565
Lee Noi Geck	22,519,470	73,077	10,310	1,339,565
Chan Chin Hoong	22,519,470	73,077	10,310	1,339,565
Wong Gang	22,519,470	73,077	10,310	1,339,565
Neo Chin Heng	22,519,470	73,077	10,310	1,339,565
Proposal 2: By an ordinary resolution, to approve the appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending in December 31, 2024.	23,365,375	573,937	3,110	N/A
Proposal 3: By an ordinary resolution, to approve and adopt the Company’s 2024 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares.	22,400,144	148,663	54,050	1,339,565
Proposal 4: By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$100,000 divided into 400,000,000 shares of a nominal or par value of US$0.00025 each to US$2,500,000 divided into 10,000,000,000 shares of a nominal or par value of US$0.00025 each by the creation of an additional 9,600,000,000 shares of a nominal or par value of US$0.00025 each.	22,375,704	226,753	400	1,339,565
Proposal 5: By an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued Ordinary Shares be approved at a ratio of not less than one (1)-for-three (3) and not more than one (1)-for-twenty-five (25) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions.	22,945,642	996,181	600	N/A
Proposal 6: By a special resolution, to adopt the second amended and restated memorandum and articles of association (the “Second Amended and Restated Memorandum”) of the Company to reflect the Share Capital Increase.	22,451,792	137,014	14,051	1,339,565
Proposal 7: By an ordinary resolution, to adjourn the Meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of the other proposals.	23,176,076	710,552	55,793	N/A

A copy of the 2024 Equity Incentive Plan is filed as Exhibit 99.1 to this report.

A copy of the Second Amended and Restated Memorandum of Association is filed as Exhibit 99.2 to this report.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	The 2024 Equity Incentive Plan
99.2	The Second Amended and Restated Memorandum of Association

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2024	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer, Executive Director and Chairman of the Board

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